Exhibit 99.1

Contacts: Pat Sheaffer or Ron Wysaske, Riverview Bancorp, Inc. 360-693-6650

Riverview Bancorp Earnings Increase to $1.1 Million;
Highlighted by Improving Credit Quality and Loan Growth

Vancouver, WA – October 28, 2014 - Riverview Bancorp, Inc. (Nasdaq GSM: RVSB) (“Riverview” or the “Company”) today reported that it earned $1.1 million, or $0.05 per diluted share, in the second fiscal quarter ended September 30, 2014, compared to $740,000, or $0.03 per diluted share, in the previous quarter and $341,000, or $0.02 per diluted share, in the second fiscal quarter a year ago.

“In the first half of fiscal 2015, we have generated solid results on virtually every metric with improving profitability, strengthening asset quality, growth in loans and deposits, and better operating efficiencies,” stated Pat Sheaffer, Chairman and CEO. “As the regional economic recovery continues to build, we are seeing increasing demand for loans and financial services from business owners and retail customers throughout the greater Vancouver and Portland markets that we serve. We believe that our franchise is starting to generate forward momentum and we are encouraged by the outlook for our business in the next few years.”

Second Quarter Highlights (at or for the period ended September 30, 2014)

•	Second quarter net income was $1.1 million, or $0.05 per diluted share.
•	Net loans increased to $540.8 million, compared to $509.4 million a year ago (6.2% increase).
•	Non-interest bearing checking account balances increased to $145.1 million, compared to $118.1 million a year ago (22.9% increase).
•	Classified assets decreased $8.5 million during the quarter to $25.2 million (25.1% decline).
•	Nonperforming assets decreased $3.5 million during the quarter to $15.4 million (18.6% decline).
•	Total risk-based capital ratio was 16.78% and Tier 1 leverage ratio was 10.97%.

Balance Sheet Review

“Our loan pipeline remained strong as demand for loans continues to accelerate,” said Ron Wysaske, President and COO. “While competition remains high, our experienced lending teams continue to have success acquiring new relationships and we expect to see a continued upward trend in loan growth during fiscal year 2015.”

Net loans were $540.8 million at September 30, 2014, compared to $534.7 million the previous quarter and $509.4 million a year ago. Loan originations totaled $55.7 million during the quarter and there were $38.1 million in the loan pipeline at September 30, 2014. Despite the increase in loan originations during the quarter, net loan growth was impacted by $18.2 million in early payoffs, a $6.9 million reduction in classified assets as well as several new construction loans that have not yet advanced.  At September 30, 2014, there were $26.3 million in undisbursed construction loans that are expected to fund over several quarters.

Total deposits increased $16.0 million during the quarter to $702.6 million, compared to $686.6 million at June 30, 2014. Non-interest bearing checking account balances increased to $145.1 million at September 30, 2014, compared to $134.5 million in the preceding quarter. Checking accounts represented 35.9% of total deposits (interest checking accounts represent 15.3% and non-interest checking accounts represent 20.6%).

Shareholders’ equity improved to $100.3 million at September 30, 2014, compared to $99.4 million three months earlier. Tangible book value per share improved to $3.31 per share at September 30, 2014, compared to $3.27 per share at June 30, 2014.

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

Credit Quality

“Credit quality continues to improve with both nonperforming loans and repossessed assets declining dramatically during the quarter,” said Dan Cox, Executive Vice President and Chief Credit Officer. “We are continuing to work with our customers to resolve problem credits and to move these assets back into earning assets.”

Classified assets were reduced by $8.5 million during the quarter to $25.2 million at September 30, 2014, compared to $33.7 million at June 30, 2014. The classified asset ratio decreased to 25.2% at September 30, 2014, compared to 34.4% three months earlier. During the past twelve months, Riverview has shrunk classified assets a total of $33.4 million.

Sales of real estate owned (“REO”) remained strong with total sales of $2.8 million during the quarter reducing REO balances to $3.7 million at September 30, 2014. Riverview has an additional $1.4 million in properties currently under purchase contracts, which have already closed or are expected to close during the third fiscal quarter of 2015 with minimal to no projected losses on these sales.

The recapture of loan loss provision reflects the continued improvement in credit quality and the increase in loan recoveries. Riverview recorded a $350,000 recapture of loan losses during the second quarter of fiscal 2015 compared to a $300,000 recapture of loan losses during the preceding quarter. In the first six months of fiscal 2015 Riverview recorded a $650,000 recapture for loan losses compared to a $2.5 million recapture in the first six months of fiscal 2014.

Net loan recoveries totaled $70,000 during the quarter compared to net loan recoveries of $30,000 in the preceding quarter. During the past twelve months, Riverview had net recoveries totaling $155,000. The allowance for loan losses at September 30, 2014 totaled $12.0 million, representing 2.17% of total loans and 102.21% of nonperforming loans.

Income Statement

Riverview’s fiscal second quarter net interest income increased to $6.7 million, compared to $6.4 million in the preceding quarter and $6.1 million in the fiscal second quarter a year ago. In the first six months of the fiscal year, net interest income was $13.1 million compared to $12.3 million a year ago. The increase in net interest income was driven primarily by higher average balances in both our loan and investment portfolios.

“Our net interest margin improved 15 basis points compared to the preceding quarter and 24 basis points compared to the year ago quarter,” said Kevin Lycklama, Executive Vice President and Chief Financial Officer. “Part of this increase was due to the collection of interest from a prior nonaccrual loan of $121,000, which contributed approximately six basis points to our second quarter margin. The remaining increase was due to deployment of our cash balances into higher yielding loans and investments.”

Riverview’s net interest margin was 3.61% in the fiscal second quarter compared to 3.46% for the preceding quarter and 3.37% in the fiscal second quarter a year ago. In the first six months of the fiscal year, Riverview’s net interest margin improved 10 basis points to 3.54% compared to 3.44% in the first six months of fiscal 2014.

Non-interest income was $2.2 million in the second quarter, which was unchanged compared to the preceding quarter and increased compared $1.9 million in the second quarter a year ago. In the first six months of fiscal 2015, non-interest income increased to $4.4 million, compared to $4.1 million in the first six months of fiscal 2014. Riverview Asset Management Corporation’s (“RAMCO”) asset management fees were $710,000 during the quarter compared to $820,000 in the preceding quarter and $595,000 in the second quarter a year ago. RAMCO’s assets under management totaled $363.7 million at September 30, 2014.

Non-interest expense was $7.7 million in the second quarter, which was unchanged compared to both the preceding quarter and the year ago quarter. In the first six months of the fiscal year, Riverview’s non-interest expense decreased $1.5 million compared to the same period a year ago. The primary driver for the decrease from prior year was a reduction in REO expenses, which decreased $430,000 compared to the preceding quarter and $306,000 a year ago, due to fewer REO write-downs and reduction in the number of REO properties. Furthermore, during the quarter-ended September 30, 2014 Riverview also had a one-time occupancy expense for $111,000 related to the closure of its in-store Walmart branch located in Wood Village, Oregon. The Company expects minimal impact to its customers and deposit totals from this closure due to this branch’s close proximity to the new Gresham office opened in the summer of 2012.

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

Capital and Liquidity

Riverview continues to maintain capital levels in excess of the regulatory requirements to be categorized as “well capitalized” with a total risk-based capital ratio of 16.78%, Tier 1 leverage ratio of 10.97% and tangible common equity to tangible assets of 9.11% at September 30, 2014.

Riverview had available total and contingent liquidity of nearly $500 million, representing 59% of total assets as of September 30, 2014. Included in the Bank’s total liquidity was more than $190 million of cash and short-term investments.

Non-GAAP Financial Measures

In addition to results presented in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures. Riverview believes that certain non-GAAP financial measures provide investors with information useful in understanding the company’s financial performance; however, readers of this report are urged to review these non-GAAP financial measures in conjunction with GAAP results as reported.

Financial measures that exclude intangible assets are non-GAAP measures. To provide investors with a broader understanding of capital adequacy, Riverview provides non-GAAP financial measures for tangible common equity, along with the GAAP measure. Tangible common equity is calculated as shareholders’ equity less goodwill and other intangible assets. In addition, tangible assets are total assets less goodwill and other intangible assets.

The following table provides a reconciliation of ending shareholders’ equity (GAAP) to ending tangible shareholders’ equity (non-GAAP), and ending assets (GAAP) to ending tangible assets (non-GAAP).

(Dollars in thousands)	September 30, 2014	June 30, 2014	September 30, 2013	March 31, 2014

Shareholders' equity	$100,311	$99,366	$80,968	$97,978
Goodwill	25,572	25,572	25,572	25,572
Other intangible assets, net	400	393	427	395

Tangible shareholders' equity	$74,339	$73,401	$54,969	$72,011

Total assets	$841,540	$824,642	$788,878	$824,521
Goodwill	25,572	25,572	25,572	25,572
Other intangible assets, net	400	393	427	395

Tangible assets	$815,568	$798,677	$762,879	$798,554

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

About Riverview

Riverview Bancorp, Inc. (www.riverviewbank.com) is headquartered in Vancouver, Washington – just north of Portland, Oregon on the I-5 corridor. With assets of $842 million, it is the parent company of the 91 year-old Riverview Community Bank, as well as Riverview Asset Management Corp. The Bank offers true community banking services, focusing on providing the highest quality service and financial products to commercial and retail customers. There are 17 branches, including twelve in the Portland-Vancouver area and three lending centers.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to: the Company’s ability to raise common capital; the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in the Company’s allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in the Company’s market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, the Company’s net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in the Company’s market areas; secondary market conditions for loans and the Company’s ability to sell loans in the secondary market; results of examinations of us by the Office of Comptroller of the Currency or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase the Company’s reserve for loan losses, write-down assets, change Riverview Community Bank’s regulatory capital position or affect the Company’s ability to borrow funds or maintain or increase deposits, which could adversely affect its liquidity and earnings; legislative or regulatory changes that adversely affect the Company’s business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; the Company’s ability to attract and retain deposits; further increases in premiums for deposit insurance; the Company’s ability to control operating costs and expenses; the use of estimates in determining fair value of certain of the Company’s assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risks associated with the loans on the Company’s balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect the Company’s workforce and potential associated charges; computer systems on which the Company depends could fail or experience a security breach; the Company’s ability to retain key members of its senior management team; costs and effects of litigation, including settlements and judgments; the Company’s ability to successfully integrate any assets, liabilities, customers, systems, and management personnel it may in the future acquire into its operations and the Company’s ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; the Company’s ability to pay dividends on its common stock; and interest or principal payments on its junior subordinated debentures; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, pricing, products and services and the other risks described from time to time in our filings with the SEC.

Such forward-looking statements may include projections. Any such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct.

The Company cautions readers not to place undue reliance on any forward-looking statements. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Company. The Company does not undertake and specifically disclaims any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. These risks could cause our actual results for fiscal 2015 and beyond to differ materially from those expressed in any forward-looking statements by, or on behalf of, us, and could negatively affect the Company’s operating and stock price performance.

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

RIVERVIEW BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
(In thousands, except share data) (Unaudited)	September 30, 2014	June 30, 2014	September 30, 2013	March 31, 2014
ASSETS

Cash (including interest-earning accounts of $17,417, $23,815, $99,955	$30,988	$41,556	$114,337	$68,577
and $51,715)
Certificate of deposits	32,941	34,435	37,920	36,925
Loans held for sale	353	795	1,571	1,024
Investment securities available for sale, at fair value	19,571	21,549	21,899	23,394
Mortgage-backed securities held to maturity, at amortized	90	98	108	101
Mortgage-backed securities available for sale, at fair value	120,740	98,413	17,706	78,575
Loans receivable (net of allowance for loan losses of $12,001, $12,281,
$13,696, and $12,551)	540,786	534,712	509,447	520,937
Real estate and other pers. property owned	3,705	5,926	13,481	7,703
Prepaid expenses and other assets	3,243	3,858	3,141	3,197
Accrued interest receivable	2,047	1,964	1,659	1,836
Federal Home Loan Bank stock, at cost	6,324	6,533	7,023	6,744
Premises and equipment, net	15,955	16,260	16,895	16,417
Deferred income taxes, net	14,301	14,748	271	15,433
Mortgage servicing rights, net	386	373	388	369
Goodwill	25,572	25,572	25,572	25,572
Core deposit intangible, net	14	20	39	26
Bank owned life insurance	24,524	17,830	17,421	17,691

TOTAL ASSETS	$841,540	$824,642	$788,878	$824,521

LIABILITIES AND EQUITY

LIABILITIES:
Deposit accounts	$702,635	$686,641	$672,806	$690,066
Accrued expenses and other liabilities	12,445	12,759	8,887	10,497
Advance payments by borrowers for taxes and insurance	644	365	486	467
Junior subordinated debentures	22,681	22,681	22,681	22,681
Capital lease obligation	2,319	2,340	2,401	2,361
Total liabilities	740,724	724,786	707,261	726,072

EQUITY:
Shareholders' equity
Serial preferred stock, $.01 par value; 250,000 authorized,
issued and outstanding, none	-	-	-	-
Common stock, $.01 par value; 50,000,000 authorized,
September 30, 2014 - 22,471,890 issued and outstanding;
June 30, 2014 – 22,471,890 issued and outstanding;	225	225	225	225
September 30, 2013 - 22,471,890 issued and outstanding;
March 31, 2014 – 22,471,890 issued and outstanding;
Additional paid-in capital	65,217	65,218	65,557	65,195
Retained earnings	35,416	34,332	16,150	33,592
Unearned shares issued to employee stock ownership trust	(335)	(361)	(438)	(387)
Accumulated other comprehensive loss	(212)	(48)	(526)	(647)
Total shareholders’ equity	100,311	99,366	80,968	97,978

Noncontrolling interest	505	490	649	471
Total equity	100,816	99,856	81,617	98,449

TOTAL LIABILITIES AND EQUITY	$841,540	$824,642	$788,878	$824,521

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

RIVERVIEW BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income
	Three Months Ended			Six Months Ended
(In thousands, except share data) (Unaudited)	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
INTEREST INCOME:
Interest and fees on loans receivable	$6,486	$6,171	$6,465	$12,657	$13,070
Interest on investment securities-taxable	98	84	77	182	116
Interest on mortgage-backed securities	508	480	52	988	68
Other interest and dividends	118	131	170	249	341
Total interest income	7,210	6,866	6,764	14,076	13,595

INTEREST EXPENSE:
Interest on deposits	342	360	514	702	1,041
Interest on borrowings	148	147	150	295	300
Total interest expense	490	507	664	997	1,341
Net interest income	6,720	6,359	6,100	13,079	12,254
Less recapture of loan losses	(350)	(300)	-	(650)	(2,500)

Net interest income after recapture of loan losses	7,070	6,659	6,100	13,729	14,754

NON-INTEREST INCOME:
Fees and service charges	1,158	1,070	1,094	2,228	2,124
Asset management fees	710	820	595	1,530	1,331
Gain on sale of loans held for sale	155	126	116	281	433
Bank owned life insurance income	194	138	141	332	283
Other	6	56	(59)	62	(38)
Total non-interest income	2,223	2,210	1,887	4,433	4,133

NON-INTEREST EXPENSE:
Salaries and employee benefits	4,341	4,174	3,867	8,515	7,737
Occupancy and depreciation	1,322	1,087	1,190	2,409	2,434
Data processing	434	470	430	904	1,118
Amortization of core deposit intangible	6	6	9	12	26
Advertising and marketing expense	203	150	204	353	408
FDIC insurance premium	180	175	417	355	828
State and local taxes	117	137	108	254	234
Telecommunications	74	76	81	150	149
Professional fees	257	289	315	546	653
Real estate owned expenses	186	616	492	802	2,104
Other	554	555	534	1,109	1,199
Total non-interest expense	7,674	7,735	7,647	15,409	16,890

INCOME BEFORE INCOME TAXES	1,619	1,134	340	2,753	1,997
PROVISION (BENEFIT) FOR INCOME TAXES	535	394	(1)	929	16
NET INCOME	$1,084	$740	$341	$1,824	$1,981

Earnings per common share:
Basic	$0.05	$0.03	$0.02	$0.08	$0.09
Diluted	$0.05	$0.03	$0.02	$0.08	$0.09
Weighted average number of shares outstanding:
Basic	22,388,753	22,382,595	22,364,120	22,385,691	22,361,058
Diluted	22,419,469	22,408,775	22,365,460	22,414,212	22,361,941

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

(Dollars in thousands)	At or for the three months ended			At or for the six months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
AVERAGE BALANCES
Average interest–earning assets	$737,759	$737,717	$718,118	$737,736	$710,559
Average interest-bearing liabilities	577,658	578,959	574,990	578,305	571,631
Net average earning assets	160,101	158,758	143,128	159,431	138,928
Average loans	551,543	538,096	525,490	544,856	528,443
Average deposits	693,998	682,113	670,820	688,088	664,015
Average equity	101,026	99,695	81,906	100,364	80,957
Average tangible equity	75,055	73,730	55,884	74,396	54,935

ASSET QUALITY	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013

Non-performing loans	11,742	13,052	16,175
Non-performing loans to total loans	2.12%	2.39%	3.09%
Real estate/repossessed assets owned	3,705	5,926	13,481
Non-performing assets	15,447	18,978	29,656
Non-performing assets to total assets	1.84%	2.30%	3.76%
Net loan charge-offs in the quarter	(70)	(30)	1
Net charge-offs in the quarter/average net loans	(0.05)%	(0.02)%	0.00%

Allowance for loan losses	12,001	12,281	13,696
Average interest-earning assets to average
interest-bearing liabilities	127.72%	127.42%	124.89%
Allowance for loan losses to
non-performing loans	102.21%	94.09%	84.67%
Allowance for loan losses to total loans	2.17%	2.25%	2.62%
Shareholders’ equity to assets	11.92%	12.05%	10.26%

CAPITAL RATIOS
Total capital (to risk weighted assets)	16.78%	16.58%	16.03%
Tier 1 capital (to risk weighted assets)	15.52%	15.31%	14.76%
Tier 1 capital (to leverage assets)	10.97%	10.93%	10.20%
Tangible common equity (to tangible assets)	9.11%	9.19%	7.21%

DEPOSIT MIX	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	March 31, 2014

Interest checking	$107,288	$101,490	$93,117	$104,543
Regular savings	71,667	67,344	60,862	66,702
Money market deposit accounts	229,520	228,317	225,921	227,933
Non-interest checking	145,114	134,546	118,101	128,635
Certificates of deposit	149,046	154,944	174,805	162,253
Total deposits	$702,635	$686,641	$672,806	$690,066

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

COMPOSITION OF COMMERCIAL AND CONSTRUCTION LOANS

		Commercial		Commercial
		Real Estate	Real Estate	& Construction
	Commercial	Mortgage	Construction	Total
September 30, 2014	(Dollars in thousands)
Commercial	$80,930	$-	$-	$80,930
Commercial construction	-	-	16,030	16,030
Office buildings	-	76,955	-	76,955
Warehouse/industrial	-	45,340	-	45,340
Retail/shopping centers/strip malls	-	60,581	-	60,581
Assisted living facilities	-	3,951	-	3,951
Single purpose facilities	-	95,870	-	95,870
Land	-	14,724	-	14,724
Multi-family	-	31,635	-	31,635
One-to-four family	-	-	2,813	2,813
Total	$80,930	$329,056	$18,843	$428,829

March 31, 2014	(Dollars in thousands)
Commercial	$71,632	$-	$-	$71,632
Commercial construction	-	-	15,618	15,618
Office buildings	-	77,476	-	77,476
Warehouse/industrial	-	45,632	-	45,632
Retail/shopping centers/strip malls	-	63,049	-	63,049
Assisted living facilities	-	7,585	-	7,585
Single purpose facilities	-	93,766	-	93,766
Land	-	16,245	-	16,245
Multi-family	-	21,128	-	21,128
One-to-four family	-	-	3,864	3,864
Total	$71,632	$324,881	$19,482	$415,995

LOAN MIX	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	March 31, 2014
Commercial and construction
Commercial	$80,930	$75,702	$70,510	$71,632
Other real estate mortgage	329,056	327,287	348,257	324,881
Real estate construction	18,843	18,347	11,850	19,482
Total commercial and construction	428,829	421,336	430,617	415,995
Consumer
Real estate one-to-four family	94,536	93,550	90,550	93,007
Other installment	29,422	32,107	1,976	24,486
Total consumer	123,958	125,657	92,526	117,493

Total loans	552,787	546,993	523,143	533,488

Less:
Allowance for loan losses	12,001	12,281	13,696	12,551
Loans receivable, net	$540,786	$534,712	$509,447	$520,937

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

DETAIL OF NON-PERFORMING ASSETS

	Northwest	Other	Southwest	Other
	Oregon	Oregon	Washington	Washington	Other	Total
September 30, 2014	(dollars in thousands)
Non-performing assets

Commercial	$-	$-	$112	$-	$-	$112
Commercial real estate	2,096	-	4,964	-	-	7,060
Multi-family	1,950	-	357	-	-	2,307
Land	-	800	-	-	-	800
Consumer	334	-	830	270	29	1,463
Total non-performing loans	4,380	800	6,263	270	29	11,742

REO	374	28	2,629	674	-	3,705

Total non-performing assets	$4,754	$828	$8,892	$944	$29	$15,447

DETAIL OF SPEC CONSTRUCTION AND LAND DEVELOPMENT LOANS

	Northwest	Other	Southwest	Other
	Oregon	Oregon	Washington	Washington	Other	Total
September 30, 2014	(dollars in thousands)
Land and Spec Construction Loans

Land Development Loans	$1,929	$1,167	$11,628	$-	$-	$14,724
Spec Construction Loans	-	-	2,131	202	-	2,333

Total Land and Spec Construction	$1,929	$1,167	$13,759	$202	$-	$17,057

RVSB Reports Second Quarter Fiscal 2015 Profits
October 28, 2014

	At or for the three months ended			At or for the six months ended
SELECTED OPERATING DATA	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013

Efficiency ratio (4)	85.81%	90.27%	95.74%	87.99%	103.07%
Coverage ratio (6)	87.57%	82.21%	79.77%	84.88%	72.55%
Return on average assets (1)	0.52%	0.36%	0.17%	0.44%	0.51%
Return on average equity (1)	4.26%	2.98%	1.65%	3.62%	4.88%

NET INTEREST SPREAD
Yield on loans	4.67%	4.60%	4.88%	4.63%	4.93%
Yield on investment securities	1.97%	1.94%	1.57%	1.96%	1.53%
Total yield on interest earning assets	3.88%	3.73%	3.74%	3.81%	3.82%

Cost of interest bearing deposits	0.25%	0.26%	0.37%	0.25%	0.38%
Cost of FHLB advances and other borrowings	2.34%	2.36%	2.37%	2.35%	2.38%
Total cost of interest bearing liabilities	0.34%	0.35%	0.46%	0.34%	0.47%

Spread (7)	3.54%	3.38%	3.28%	3.47%	3.35%
Net interest margin	3.61%	3.46%	3.37%	3.54%	3.44%

PER SHARE DATA
Basic earnings per share (2)	$0.05	$0.03	$0.02	$0.08	$0.09
Diluted earnings per share (3)	$0.05	$0.03	$0.02	$0.08	$0.09
Book value per share (5)	4.46	4.42	3.60	4.46	3.60
Tangible book value per share (5)	3.31	3.27	2.45	3.31	2.45
Market price per share:
High for the period	$3.99	$4.03	$2.96	$4.03	$2.96
Low for the period	3.67	3.38	2.42	3.38	2.27
Close for period end	3.99	3.88	2.63	3.99	2.63
Cash dividends declared per share	-	-	-	-	-

Average number of shares outstanding:
Basic (2)	22,388,753	22,382,595	22,364,120	22,385,691	22,361,058
Diluted (3)	22,419,469	22,408,775	22,365,460	22,414,212	22,361,941

(1)	Amounts for the quarterly periods are annualized.
(2)	Amounts exclude ESOP shares not committed to be released.
(3)	Amounts exclude ESOP shares not committed to be released and include common stock equivalents.
(4)	Non-interest expense divided by net interest income and non-interest income.
(5)	Amounts calculated based on shareholders’ equity and include ESOP shares not committed to be released.
(6)	Net interest income divided by non-interest expense.
(7)	Yield on interest-earning assets less cost of funds on interest-bearing liabilities.

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